FOR IMMEDIATE RELEASE

JFI ANNOUNCES A SELF TENDER FOR UP TO 25% OF OUTSTANDING SHARES

The Board of Directors of Jardine Fleming India Fund, Inc. (NYSE: JFI) announced today that it has unanimously approved conducting a tender offer to acquire up to 25% of its outstanding shares of common stock at a per share cash purchase price of 95% of net asset value as determined on the day after the closing of the tender offer. The tender offer is expected to commence on September 14, 2000 and remain open through October 12, 2000, unless extended. The Fund's share repurchase program announced August 11, 2000 will be temporarily suspended to allow for the dissemination of this announcement into the marketplace, and will resume several days after this release as a complementary action to enhance shareholder value.

The Board of Directors also announced that it has authorized the Fund to maintain the share repurchase program in place on an ongoing basis, allowing the Fund to buy back its shares in the open market at any time and at prices determined to be in the best interest of shareholders.

In addition to the announced tender offer and the continuous share repurchase program, the Board of Directors is evaluating more permanent, ongoing mechanisms intended to narrow the discount to net asset value at which the Fund's shares trade in the market. These include the use of tenders in the future based on market conditions and subject to relative and absolute discount levels, tax considerations, expense ratios and the size of the Fund. The Board also approved undertaking discussions with the U.S. Securities and Exchange Commission to explore the potential of permitting a more flexible, periodic tender mechanism than is allowed under current U.S. securities regulations which would allow the Fund greater flexibility in using its discretion as to frequency and timing of tenders as dictated by market conditions.

These actions are consistent with the Board's stated intention to enhance shareholder value. Since July 1, 1999 the Fund has implemented two advisory fee reductions, from 1.35% to 1.15% of net assets, and has announced two share repurchase programs, the first of which was completed on March 16, 2000 and resulted in the repurchase of approximately 10% of the Fund's outstanding shares.

The Fund, a non-diversified investment company, is managed by Jardine Fleming International Management Inc. (JFIMI). On August 1, 2000, Chase Manhattan Corp. announced the completion of its proposed acquisition of Robert Fleming Holdings Ltd., the parent company of JFIMI. As of July 31, 2000, the Fund's net asset value per share was $14.61 and its market price was $9.94, which was a discount to net asset value of (31.96)%.

                                  * * * * * * *

There can be no assurance that any action proposed or adopted by the Board will reduce or eliminate the discount at which the Fund's shares trade. This announcement is not an offer to purchase or the solicitation of an offer to sell shares of the Fund. Any tender offer will be made only by the Offer to Purchase and the related Letter of Transmittal. Shareholders should read these documents carefully when they are available because they will contain important information. These and other filed documents will be available to investors free of charge at the website of the U.S. Securities and Exchange Commission. Neither the Offer to Purchase will be


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made to, nor will tenders pursuant to the Offer to Purchase be accepted from or on behalf of, holders of shares in any jurisdiction in which making or accepting the Offer to Purchase would violate that jurisdiction's laws.


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